EXHIBIT A

Schedule of Transactions in Shares by Sit Entities during the past 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share ($)
1/26/2026	BUY	40,074	1.72
1/27/2026	BUY	39,000	1.73
1/30/2026	BUY	50,000	1.73
2/13/2026	BUY	63,461	1.73